CLEARWATER INVESTMENT TRUST
                              332 Minnesota Street
                         St. Paul, Minnesota 55101-1394

                               June 26, 2002

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
File Desk
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Clearwater Investment Trust, CIK No. 0000811161
                  Request for Withdrawal of Registration Statement on Form N-1A; File No. 33-12289
                  Accession No. 0000811161-02-500006

Ladies and Gentlemen:

     The Registrant intended to file its Post-Effective Amendment No. 18 to its Registration Statement as a Form Type 485BPOS. Instead, the Registrant mistakenly made this filing as Form Type N-1A. This mistaken filing was made on or about April 30, 2002. This letter is being filed to withdraw the filing made in error.

     The Registrant is refiling its Post-Effective Amendment No. 18 as Form Type 485BPOS.

     Accordingly, the Registrant requests withdrawal of the mistakenly filed Registration Statement pursuant to Rule 477(a) under the Securities Act of 1933.


                                                     Very truly yours,

                                                     /s/ Richard T. Holm

                                                     Richard T. Holm



cc:      Joseph P. Barri, Esq.
         Michelle Rhee, Esq.